SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTHEAT INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

83172F 104
(CUSIP Number)

Mr. Fang Li
Beijing YSKN Machinery & Electronic Equipment Co., Ltd.,
Rm 1106,Huapu International Plaza No.19,Chaowai Street,
Chaoyang  District, Beijing,China.
          +86 (10) 65802090

copy to:
William W. Uchimoto, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, PA 19103-2985

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or  §§ 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83172F 104

1	Names of Reporting Persons. Beijing YSKN Machinery & Electronic Equipment Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
6,808,000

	8	Shared Voting Power
0

	9	Sole Dispositive Power
6,808,000

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,808,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
30.19%

14	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) related to the common stock, $0.001 par value per share, of SmartHeat Inc., a Nevada corporation, formerly known as Pacific Goldrim Resources, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is A-1, 10, Street 7, Shenyang Economic and Technological Development Zone, Shenyang, China, 110027.

Item 2.  Identity & Background

This Statement is filed on behalf of Beijing YSKN Machinery & Electronic Equipment Co., Ltd., a company organized and existing under the laws of the People's Republic of China (the “Reporting Person”).

The principal executive offices of the Reporting Person are located at Rm 1106, Huapu International Plaza No.19, Chaowai Street, Chaoyang District, Beijing, China.  The Reporting Person is owned and managed by Messrs. Liu TongYue and Li Fang, each holding 50% of the equitable and legal rights, title and interests in and to the share capital of the Reporting Person.

During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration

The Reporting Person received 6,808,000 shares of common stock of the Issuer under a Share Exchange Agreement, dated April 14, 2008 (the "Share Exchange Agreement"), by and among the Issuer, Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd, a company organized under the laws of the People's Republic of China ("Taiyu") and all of the shareholders of Taiyu, including the Reporting Person (the "Taiyu Shareholders").  The Reporting Person was a majority shareholder of Taiyu. Pursuant to the Share Exchange Agreement, the Issuer acquired from Taiyu all of the issued and outstanding capital stock of Taiyu in exchange for the issuance of an aggregate of 18,500,000 shares of common stock of the Company’s wholly owned subsidiary, SmartHeat Inc., a Nevada corporation ("SmartHeat"). As a result, Taiyu became a wholly-owned subsidiary of SmartHeat.  SmartHeat was thereafter merged into the Issuer.

Immediately following the closing of the transactions contemplated by the Share Exchange Agreement, the Issuer transferred all of its pre-closing assets and liabilities (other than the obligation to pay a $10,000 fee to the Issuer's audit firm) to a wholly owned subsidiary, PGR Holdings, Inc., a Nevada corporation ("SplitCo"), under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations, dated April 14, 2008.  The Issuer also sold all of the outstanding capital stock of SplitCo to Jason Schlombs (the former director and officer, and a major shareholder, of the Issuer) pursuant to a Stock Purchase Agreement, dated April 14, 2008, in exchange for the surrender of 2,500,000 shares of SmartHeat common stock held by Mr. Schlombs.  Upon completion of the foregoing transactions, the Issuer had an aggregate of 22,549,900 shares of common stock issued and outstanding.

Item 4. Purpose of Transaction

The Reporting Person received 6,808,000 shares of common stock of the Issuer as set forth in the Share Exchange Agreement discussed in Item 3 above. The purpose of the transactions contemplated by the Share Exchange Agreement was to permit the stockholders of Taiyu to obtain control of the Issuer and to permit the Issuer to acquire Taiyu.  In connection with the transactions contemplated by the Share Exchange Agreement, Mr. Schlombs resigned as President, Chief Executive Officer, Secretary and Treasurer of the Issuer and Mr. Jun Wang was appointed as President and Chief Executive Officer, Ms. Zhijuan Guo as Chief Financial Officer and Ms. Huajun Ai as Corporate Secretary. Mr. Wang was elected sole director of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Items (11) and (13) on the cover page of this Statement are incorporated herein by reference.

(b) The responses of the Reporting Person to Items (7) through (10) on the cover page of this Statement are incorporated herein by reference.  The Reporting Person is owned and managed by Messrs. Liu TongYue and Li Fang, each holding 50% of the equitable and legal rights, title and interests in and to the share capital of the Reporting Person.

(c) See Items 3 and 4 above.

(d) None.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to
Securities of the Issuer

As previously discussed above, on April 14, 2008, the Issuer entered into a Share Exchange Agreement with Taiyu and the Taiyu Shareholders, pursuant to which, among other things, the Reporting Person received 6,808,000 shares of the Issuer’s common stock. A copy of the Share Exchange Agreement is included as Exhibit 1 to this Statement.

Additionally, Mr. Jun Wang, the Issuer's sole director, President and Chief Executive Officer, was at one time the owner of 50% of the equity in the Reporting Person.  Mr. Wang transferred his 50% interest to Mr. Liu TongYue, a friend, and, by means of his personal relationship with him, believes that he has the ability to obtain the return of that 50% interest upon request.  This transaction is not, to the best of the Reporting Person's knowledge and belief, documented.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Exchange Agreement, dated April 14, 2008, by and among the Issuer, Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd and all of the shareholders of Taiyu

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Beijing YSKN Machinery & Electronic Equipment Co., Ltd.

Dated: April 25, 2008	By:	/s/ Beijing YSKN Machinery & Electronic Equipment Co., Ltd.
Name: Title: